EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

	Three months ended August 31,			Year ended May 31,
	Pro Forma			Pro Forma
	2005	2005	2004	2005	2005	2004	2003	2002	2001
In thousands except ratios
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$26,554	$26,910	$43,270	$133,400	$120,210	$(8,997)	$(100,580)	$(20,245)	$(74,039)
Fixed charges	8,647	8,291	12,093	34,681	47,871	50,211	51,867	51,396	50,939
Amortization of capitalized interest	426	426	426	1,703	1,703	1,703	1,703	1,703	1,703
Less: Interest capitalized	—	—	—	—	—	—	—	—	—

Adjusted earnings	$35,627	$35,627	$55,789	$169,784	$169,784	$42,917	$(47,010)	$32,854	$(21,397)

Fixed charges
Interest expense	$8,211	$7,953	$11,931	$32,875	$47,275	$49,597	$51,027	$50,581	$49,929
Interest capitalized	—	—	—	—	—	—	—	—	—
Net amortization of debt discounts, premiums and issuance expense	309	211	—	1,210	—	—	—	—	—
Interest Portion of rent expense	127	127	162	596	596	614	840	815	1,010

Total fixed charges	$8,647	$8,291	$12,093	$34,681	$47,871	$50,211	$51,867	$51,396	$50,939

Ratio of earnings to fixed charges	4.12	4.30	4.61	4.90	3.55	0.85	(0.91)	0.64	(0.42)

Deficiency of earnings to cover fixed charges	$—	$—	$—	$—	$—	$7,294	$98,877	$18,542	$72,336